Nuts and Bolts International, Inc.

929 Greenwood Circle

Cary, NC 27511

March 25, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen

Re:	Nuts and Bolts International, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 13, 2015

File No. 333-200624

Dear Ms. Nguyen:

We are in receipt of your comment letter dated March 23, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Financial Statements, page F-1

1.	Please note the age of financial statements requirements pursuant to Rule 8-08 of Regulation S-X and update the filing accordingly. It appears that you should include interim financial statements for the six months ended January 31, 2015.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to include our latest set of financials from six months ended January 31, 2015.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NUTS AND BOLTS INTERNATIONAL, INC.

By:	/s/ Michael Hillerbrand
Name: Michael Hillerbrand
Title: President and Chief Executive Officer